Exhibit 21.1

SUBSIDIARIES OF E2OPEN, INC.

Name	Jurisdiction
E2open Development Corporation	Delaware
E2open Japan Corporation	Japan
E2open Ltd. (U.K.)	United Kingdom
E2open Software (Shanghai) Co. Ltd.	People’s Republic of China
GetSilicon, Inc.	Delaware